FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  01 May 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF SUBMISSION OF DOCUMENTS TO THE FINANCIAL SERVICES AUTHORITY (THE FSA)

Signet Group plc - 477692

15 Golden Square

London W1F 9JG

Documents Filed

Annual Report and Accounts 2008
Annual Review 2008
Notice of 2008 Annual General Meeting
Proxy Form

Letter to shareholders and reply card - right to receive full Annual Reports and Accounts

Two copies of each of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. +44 (0) 20 7066 1000

At the 2008 Annual General Meeting due to be held on 6 June 2008, it is proposed that the Company adopts new Articles of Association. A summary of the proposed changes is set out in the Notice of 2008 Annual General Meeting which is available on the Company’s website at www.signetgroupplc.com

1 May 2008

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  01 May 2008